Filed Pursuant to Rule 424(b)(3)

Registration No. 333-138647

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED DECEMBER 18, 2006

BROADCASTER, INC.

33,114,562 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated December 18, 2006 relating to the resale by certain selling stockholders of up to 33,114,562 shares of common stock of Broadcaster, Inc.

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

On January 4, 2007, Broadcaster, Inc., AccessMedia Networks, Inc., Andrew Garroni, as stockholders’ representative, and the former stockholders of AccessMedia Networks, Inc. entered into an Amendment to the Amended and Restated Agreement and Plan of Merger, which modified the earnout payment provision. The definition of revenue used to measure whether certain target revenue performance levels are met was amended to include the number of monthly unique visitors to Broadcaster’s website multiplied by one dollar ($1.00).

The amendment was made in response to Broadcaster’s shift from a subscription revenue model to an advertising revenue model based on unique page visits similar to that used by YouTube and other Internet entertainment portals. The subscription model is currently in the process of being phased out. Broadcaster anticipates it will take approximately seven to eight months to fully switch over to an advertising based revenue model.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 23, 2007.